Exhibit (e)(1)

GENERAL MANAGEMENT AND PROVISION OF SERVICES AGREEMENT

This document sets forth the General Management and Provision of Services Agreement entered into by and between:

CEMENTOS PACASMAYO S.A.A. (hereinafter, “CPSAA”), identified with Tax Identification Number (RUC) No. 20419387658, domiciled at Calle La Colonia No. 150, Urb. El Vivero, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Carlos Julio Pomarino Pezzia, identified with National Identity Card (DNI) No. 07854255, and Mr. Jorge Javier Durand Planas, identified with DNI No. 08265963, both with powers of attorney registered in Electronic Record (Partida Electrónica) No. 11076338 of the Legal Entities Registry of Lima; and, on the other part,

INVERSIONES ASPI S.A., identified with Tax Identification Number (RUC) No. 20101099149, domiciled at Calle La Colonia No. 150, Urbanización El Vivero, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Jorge Javier Durand Planas, identified with DNI No. 08265963, and Mr. Manuel Bartolomé Martín Ferreyros Peña, identified with DNI No. 08230897, both with powers of attorney registered in Electronic Record (Partida Electrónica) No. 11015404 of the Legal Entities Registry of Lima (hereinafter, “THE COMPANY”); under the following terms and conditions:

FIRST CLAUSE: BACKGROUND

1.1. CPSAA is an open stock corporation (sociedad anónima abierta) engaged in activities related to the cement industry and other construction materials, as well as the development of mining activities.

1.2. THE COMPANY is a corporation (sociedad anónima) whose main corporate purpose is to engage in securities brokerage activities.

SECOND CLAUSE: PURPOSE

By this document, THE COMPANY enters into a General Management and Provision of Services Agreement with CPSAA, under the modality provided for in Article 193 of the General Corporations Law (Ley General de Sociedades) and in accordance with Articles 1764 et seq. of the Civil Code, and in accordance with the stipulations contained in this agreement.

THIRD CLAUSE: FUNCTIONS OF CPSAA

The functions of CPSAA as General Manager of THE COMPANY shall be performed within the framework of the decisions of the General Shareholders’ Meeting of THE COMPANY and shall consist of those listed below, this enumeration being merely illustrative and not exhaustive:

3.1. Organize the company’s regime (internal organization).

3.2. Direct the overall business activities of the company.

3.3. Exercise the powers inherent to the General Management in accordance with the authority and responsibilities established for such position in the bylaws of THE COMPANY, the General Corporations Law, and other applicable regulations.

The functions of the General Management shall be specifically performed by a natural person, a highly qualified professional, whom CPSAA shall designate for this purpose, and who shall reside in the city of Lima.

FOURTH CLAUSE: DESIGNATED NATURAL PERSON

CPSAA shall designate a natural person as its representative in the exercise of the position of General Manager. For such purposes, CPSAA shall inform THE COMPANY through formal written communication of the person who will represent CPSAA in said position. Should CPSAA wish to revoke and/or appoint another person as its representative, CPSAA must communicate this to THE COMPANY through a notice that allows acknowledgment of receipt.

FIFTH CLAUSE: SERVICES

CPSAA undertakes to provide, based on the requirements and needs of THE COMPANY, the services indicated below:

5.1. Ordinary Legal Advice: Includes:

•	a) Preventive advice, aimed at determining the legal advantages and disadvantages that may arise in the decision-making process of THE COMPANY;

•	b) Answering inquiries related to the ordinary operations and business of THE COMPANY;

•	c) Preparation of reports on legal aspects derived from the operations and activities of THE COMPANY;

•	d) Drafting of contracts.

This advice does not include extraordinary matters such as administrative, judicial, or any other type of legal proceedings; nor the participation of THE COMPANY in merger, spin-off, or any other corporate reorganization processes, or in the dissolution or liquidation processes of THE COMPANY. Nor does it include any other class of service that, by its nature, is considered by the parties, by mutual agreement, to be extraordinary.

5.2. Internal Audit:

Comprises the analysis and supervision of the ordinary activities of THE COMPANY, excluding special studies that the latter decides to entrust to CPSAA.

5.3. Accounting:

Comprises the formulation, consulting, and supervision of analytical, individual, and consolidated financial statements, for the purpose of their presentation before competent authorities. It also includes supervision in the preparation of cost reports.

Formulation and supervision tasks include the application of and compliance with International Financial Reporting Standards (IFRS) approved and officialized in Peru.

Likewise, it includes consulting and supervision work aimed at achieving compliance with tax obligations before various administrative authorities.

Services for representing THE COMPANY before administrative authorities in all types of procedures involving the review, verification, and/or audit of tax obligation compliance by administrative officials are included; as well as services for processing and monitoring non-contentious applications.

Matters of an extraordinary nature are excluded, such as (contentious) tax procedures involving the submission and follow-up of appeals that must be processed before any administrative authority.

Likewise, the participation of CPSAA in merger, spin-off, or any other corporate reorganization processes, or in the liquidation or dissolution processes of THE COMPANY, is excluded.

Other services that by their nature are considered by the parties, by mutual agreement, as extraordinary are also excluded.

5.4. Logistics:

In charge of addressing requirements for goods and services from abroad (imports); corporate management of negotiation and procurement of goods and services; management of critical and regular materials; as well as supervision and handling of procedures before various public and private agencies and entities, as applicable, to obtain the corresponding licenses, authorizations, and permits.

It also includes supervision services in cost reduction and inventory preparation; management of both transportation of goods to Production Units and warehouses; asset valuation and sale of obsolete machinery and equipment.

It also comprises the formulation of guidelines, policies, and procedures related to the supply, storage, and transportation of goods.

5.5. Budgets, Treasury, and Finance:

Comprises the formulation of annual budget baselines for costs, results, and cash flows, as well as advisory services in the formulation of investment budgets.

It also involves conducting operations with Banking and Financial Entities.

5.6. Information Systems and Communications Service, which comprises:

•	a) Maintenance and operation of the data processing and communications infrastructure required by THE COMPANY for its hardware and software;

•	b) Support and maintenance of information applications installed at THE COMPANY.

Information and communications services do not involve matters related to:

•	Infrastructure Services, which include:

o	a) Evaluation and installation of new hardware, software, and communications infrastructure;

o	b) Evaluation, installation, and/or development of new information systems.

•	Information Systems Implementation Services, which include:

o	a) Adaptation of the SAP system or other installed systems according to the needs of THE COMPANY;

o	b) Training and instruction services on installed systems.

Infrastructure services as well as information systems implementation services requested by THE COMPANY shall carry an additional fee to be agreed upon by mutual consent at the time the service is requested.

5.7. Human Resources:

Involves consulting and supervision work in individual and collective labor relations, and relations with contractor companies, as applicable, ensuring compliance with labor and social regulations governing these matters. Additionally, representation services before officials of the labor administrative authority are included.

Similarly, it includes consulting and supervision services in recruitment and selection processes, training, and personnel development, as well as in compensation and evaluation processes, which also encompasses the formulation of guidelines, policies, and procedures related to these topics.

It likewise comprises the formulation of guidelines, policies, and procedures applicable to employee orientation and welfare, with the aim of maintaining an adequate organizational climate.

5.8. Management of Insurance Policies of THE COMPANY.

5.9. General Services:

Involves the service and archives areas. The service area includes, among others, reception and visitor assistance, mail reception and distribution, and switchboard management. The archives area, on its part, comprises the reception, classification, and custody of THE COMPANY’s documentation.

5.10. Project Advisory:

Designing, directing, structuring, strategically planning, and materializing projects that THE COMPANY is interested in developing.

The list detailed above is merely illustrative, as under this agreement CPSAA undertakes to provide THE COMPANY with all ordinary services required for the development of its corporate purpose. However, in the case of services that by their nature are considered “extraordinary,” the parties shall agree in writing on the corresponding additional fees in each case.

SIXTH CLAUSE: OBLIGATIONS OF THE COMPANY

THE COMPANY undertakes to provide all types of facilities to CPSAA so that the latter can perform to satisfaction the obligations acquired through this agreement.

For its part, CPSAA undertakes to maintain absolute confidentiality regarding all information obtained from THE COMPANY.

SEVENTH CLAUSE: REMUNERATION

For the provision of services under this agreement, THE COMPANY shall pay CPSAA an annual fee amounting to the sum of S/. 581,166.54 (Five hundred eighty-one thousand one hundred sixty-six and 54/100 Nuevos Soles). The fee shall be subject to Value Added Tax (IGV) at the rate in force at the time said payment becomes due.

The parties agree that, upon request by CPSAA, the fee may be paid through payments on account, provided THE COMPANY approves, in which case CPSAA must send THE COMPANY the corresponding invoice for the amount paid on a monthly basis. It is hereby recorded that the fee has been set on the basis of a budget projected considering the number of hours CPSAA personnel would be involved in providing the aforementioned services.

Notwithstanding the foregoing, at the end of the term of the agreement, CPSAA and THE COMPANY undertake to make any necessary adjustments and, if applicable, proceed with the recognition of adjustments corresponding to previously paid fees.

When CPSAA personnel—who regularly provide services at its main headquarters located in the city of Lima—are required to supervise the work of THE COMPANY personnel assigned to places outside the province of Lima for the execution of the services detailed in this agreement, incidental expenses related to these visits (such as airfare, per diem, local transportation, etc.) shall be borne exclusively by THE COMPANY, provided they have been previously approved by it, for which purpose duly issued payment receipts supporting the expenses incurred shall be submitted after the trip.

EIGHTH CLAUSE: TERM

This agreement shall have a duration term of one (01) year, starting from January 1, 2014, until December 31, 2014.

Notwithstanding the foregoing, the parties agree that this contract shall be deemed automatically renewed for successive periods of one (1) calendar year, provided that neither party notifies the other, via notary letter, of its decision not to renew it.

NINTH CLAUSE: LIMITATION OF LIABILITY

CPSAA shall perform with the ordinary diligence required in the execution of the duties covered by this contract. In the event of a breach, liability shall be limited to the amount of remuneration that CPSAA is entitled to receive in one annual financial year, as stipulated in the Seventh Clause; and shall only apply if it is proven that gross negligence or intentional misconduct (dolo o culpa inexcusable) occurred, according to the definitions contained in Articles 1318 and 1319 of the Civil Code. This limit applies to any liability that may be attributed to CPSAA vis-à-vis THE COMPANY, its shareholders, and/or third parties.

TENTH CLAUSE: TERMINATION

The parties agree that if either party decides to terminate this contract prior to the expiration of the term established in the Eighth Clause, absent any breach, it shall give written notice five (05) days prior to the effective date of termination, without incurring any liability.

ELEVENTH CLAUSE: CPSAA PERSONNEL

All services covered by this agreement shall be provided by CPSAA personnel hired under fixed-term or indefinite-term employment contracts. Likewise, CPSAA may subcontract third-party services to fulfill the provision of services under this contract. For such purposes, said personnel must be specialized in the technical and administrative areas required to provide the aforementioned services.

TWELFTH CLAUSE: RELATIONSHIP BETWEEN THE PARTIES

The parties expressly state that this contract does not create any employment relationship between the personnel designated by CPSAA for the provision of the contracted services and THE COMPANY. In any case, relationships arising from this contract shall be subject to the provisions on the matter set forth in the Peruvian Civil Code; consequently, none of the terms and/or conditions of this contract can be understood and/or interpreted, nor are they intended, to create a relationship of subordination and/or employment relationship between THE COMPANY and CPSAA personnel assigned to the execution of the services covered by this contract.

THIRTEENTH CLAUSE: DISPUTE RESOLUTION

The parties agree that any dispute or controversy that may arise from the signing of this contract shall be resolved in accordance with Peruvian law.

Any difference, disagreement, controversy, or dispute arising as a consequence of the execution, application, or interpretation of this contract shall be submitted in writing to the other party. Upon certified receipt of this submission, the parties shall attempt to resolve the dispute through direct negotiation within the following twenty (20) business days.

If the parties fail to reach an agreement, the matter shall be submitted to arbitration at law (arbitraje de derecho).

Arbitration shall take place in the city of Lima before an Arbitral Tribunal composed of three (3) members, with each party appointing one arbitrator, and the two arbitrators so designated appointing the third arbitrator. The arbitrators are expressly empowered to determine the controversy subject to arbitration.

If a party fails to appoint an arbitrator within fifteen (15) calendar days from receipt of the request from the party seeking arbitration, or if, within an equal period of fifteen (15) calendar days counted from the appointment of the last arbitrator by the parties, the two arbitrators fail to agree on the third arbitrator, the missing arbitrator shall be appointed, at the request of either party, by the Arbitration Center of AmCham Peru within a period not exceeding fifteen (15) calendar days.

The duration of the arbitration process shall not exceed one hundred twenty (120) calendar days, counted from the date of installation of the Arbitral Tribunal, and shall be governed by the General Arbitration Law approved by Legislative Decree No. 1071 and/or any regulations that replace or amend it. The arbitral award shall be final and unappealable (definitivo e inapelable).

Expenses generated by the application of this clause shall be borne by the losing party.

FOURTEENTH CLAUSE: FREE COMPETITION

All acts and agreements between the contracting parties that could create restrictions on free competition are expressly prohibited.

In this regard, THE COMPANY undertakes to comply with the provisions of CPSAA’s Free Competition Policy, which is available to THE COMPANY on CPSAA’s website.

FIFTEENTH CLAUSE: ANTI-CORRUPTION

Both parties agree that during the development of contractual operations, they must observe appropriate and transparent handling of the use of assets and/or resources subject to this contract based on principles of honesty, efficiency, effectiveness, and legality, as well as respect current anti-corruption laws.

In this regard, THE COMPANY acknowledges that CPSAA, having securities listed on the New York Stock Exchange (NYSE), is obligated to conduct its activities in compliance with the United States Foreign Corrupt Practices Act and its amendments (hereinafter, “FCPA”), which prohibits CPSAA, directly or through its agents, from offering, promising, paying, or giving anything of value to any public official in order to obtain or retain business.

Accordingly, THE COMPANY expressly certifies and declares that neither it, nor any of its commissioners, agents, attorneys-in-fact, accountants, employees, staff, representatives, subcontractors, and/or other individuals or entities related to it, in connection with this Contract:

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(i) Are public officials (including agents, representatives, directors, employees, officers, and/or executive-level employees of state-owned, state-controlled, or state-operated enterprises; and/or officials of International Public Organizations), active members of a political party, or candidates for political office, nor immediate family members (within the fourth degree of consanguinity or second degree of affinity or adoption) of any such persons; and/or

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(ii) Have made or will make, to assist in obtaining, retaining, or directing business to any person or entity, directly or indirectly, any offer, payment, promise to pay, or authorization of payment of anything of value to any person referred to in item (i) above, to influence such person or entity in their official capacity, induce such person or entity to violate their lawful duty, or use their influence to affect or influence any governmental act or decision or secure any improper advantage; and/or have paid or will pay a bribe, kickback, or other improper payment.

SIXTEENTH CLAUSE: BUSINESS ETHICS

The contracting parties declare that in the execution of this contract they will exercise all necessary controls to comply with the rules and principles of contractual good faith.

In this sense, THE COMPANY undertakes to comply with the provisions of CPSAA’s Code of Conduct, available on its website, which prohibits all its workers—whether directly or through other persons or entities working on their behalf—from seeking, requesting, or receiving anything of value to favor the approval process of the Contract or during its execution.

Accordingly, THE COMPANY certifies that it has not received any request or solicitation for anything of value from any commissioner, agent, attorney, accountant, employee, staff member, representative, or other persons or entities acting on behalf of CPSAA to favor the approval process of this Contract, and THE COMPANY agrees that it will not offer, promise, pay, or transfer anything of value to any commissioner, agent, attorney, accountant, employee, staff member, representative, or other person or entity acting on behalf of CPSAA during the execution of this Contract.

THE COMPANY undertakes to ensure that all its officers, employees, or agents, as well as subcontractors (and their officers, employees, or agents), perform their services under standards of conduct strictly subject to the aforementioned ethics rules and principles.

SEVENTEENTH CLAUSE: AUDIT OF PAYMENTS

All payments made to THE COMPANY under this Contract are subject to audit by CPSAA. Upon CPSAA giving notice of any audit, THE COMPANY shall make available to CPSAA, its affiliates, and its representatives all invoices, supporting receipts, and other detailed verification and original entry records for all charges invoiced to CPSAA.

EIGHTEENTH CLAUSE: WORK POLICY

CPSAA supports and promotes a respectful work environment with equal opportunity, fair treatment, and without discrimination based on origin, age, race, sex, religion, language, economic status, opinion, or physical limitations. Likewise, CPSAA strongly supports and promotes the eradication of: (i) slave-like work practices and illegal child/adolescent labor, (ii) discriminatory practices in employee hiring and promotion, except those permitted by current Peruvian legislation, and (iii) practices harmful to the environment.

THE COMPANY declares that all personnel under its charge have been hired in compliance with these principles.

NINETEENTH CLAUSE: PREVENTION OF MONEY LAUNDERING AND FINANCING OF TERRORISM (SPLAFT)

THE COMPANY acknowledges that CPSAA strongly supports and promotes actions taken by the Financial Intelligence Unit (UIF) and other national and international entities aimed at preventing money laundering and terror financing.

In this regard, THE COMPANY, its subcontractors, or related companies declare that the origin of their assets and funds is in no way linked to illicit activities, and that it currently maintains no business relationship with companies that were at any point sentenced and/or sanctioned for money laundering or terror financing, and undertake to provide any information required by CPSAA to verify this statement.

Furthermore, THE COMPANY undertakes to inform CPSAA in the event an investigation for money laundering or terror financing is initiated against it.

TWENTIETH CLAUSE: ANTI-FRAUD

THE COMPANY undertakes to carry out all necessary actions and controls so that none of its subcontractors, employees, representatives, agents, commissioners, and/or linked third parties collaborate in or become involved in frauds of any nature to the detriment of CPSAA and/or find themselves in any real or apparent conflict of interest with CPSAA.

In witness whereof, the present contract is signed in two counterparts of equal tenor and validity, on the 30th day of December 2013.

(Signed)

pp. CPSAA

Carlos Julio Pomarino Pezzia

Jorge Javier Durand Planas

(Signed)

pp. THE COMPANY

Jorge Javier Durand Planas

Manuel Ferreyros Peña

ADDENDUM XII

TO THE GENERAL MANAGEMENT AND PROVISION OF SERVICES AGREEMENT DATED DECEMBER 30, 2013

Let it be known by this document, Addendum XII to the General Management and Provision of Services Agreement entered into by and between:

CEMENTOS PACASMAYO S.A.A. (hereinafter, “CPSAA”), with Tax Identification Number (RUC) No. 20419387658, domiciled at Calle La Colonia No. 150, Urbanización El Vivero, district of Santiago de Surco, province and department of Lima, duly represented by Gabriela Ivy Dañino Sinclair, identified with National Identity Card (DNI) No. 41334359, with powers of attorney registered in Electronic File No. 11076338 of the Legal Entities Registry of the Lima Registry Office; and, on the other part,

INVERSIONES ASPI S.A. (hereinafter, “THE COMPANY”), with Tax Identification Number (RUC) No. 20101099149, domiciled for these purposes at Calle La Colonia No. 150, Urbanización El Vivero, district of Santiago de Surco, province and department of Lima, duly represented by Ely Adriana Hayashi Hirahoka, identified with DNI No. 41217242, with powers of attorney registered in Electronic File No. 11015404 of the Legal Entities Registry of the Lima Registry Office.

This Addendum is entered into under the following terms and conditions:

FIRST CLAUSE: BACKGROUND

1.1. On December 30, 2013, the parties entered into the General Management and Provision of Services Agreement (hereinafter, the “Agreement”), under which CPSAA expressly bound itself to THE COMPANY to provide general management services detailed in the Second and Third Clauses of the Agreement (hereinafter, the “Services”), in exchange for the payment of a fee equivalent to S/ 581,166.54 (Five Hundred Eighty-One Thousand One Hundred Sixty-Six and 54/100 Soles), plus IGV (Value Added Tax).

1.2. The parties agreed that the term would be one (1) year, from January 1, 2014, to December 31, 2014.

1.3. By means of Addendum I, dated December 30, 2014, the parties agreed to extend the term of the Agreement until December 31, 2015, and to reduce the amount of the agreed annual fee to the sum of S/ 494,591.73 (Four Hundred Ninety-Four Thousand Five Hundred Ninety-One and 73/100 Soles), plus IGV.

1.4. By means of Addendum II, dated December 30, 2015, the parties agreed to extend the term of the Agreement until December 31, 2016, and to increase the amount of the agreed annual fee to the sum of S/ 1,094,592.00 (One Million Ninety-Four Thousand Five Hundred Ninety-Two and 00/100 Soles), plus IGV.

1.5. By means of Addendum III, dated December 30, 2016, the parties agreed to extend the term of the Agreement until December 31, 2017, and to reduce the amount of the agreed annual fee to the sum of S/ 594,619.00 (Five Hundred Ninety-Four Thousand Six Hundred Nineteen and 00/100 Soles), plus IGV.

1.6. By means of Addendum IV, dated December 30, 2017, the parties agreed to extend the term of the Agreement until December 31, 2018, and to reduce the amount of the agreed annual fee to the sum of S/ 547,899.00 (Five Hundred Forty-Seven Thousand Eight Hundred Ninety-Nine and 00/100 Soles), plus IGV.

1.7. By means of Addendum V, dated December 30, 2018, the parties agreed to extend the term of the Agreement until December 31, 2019, and to reduce the amount of the agreed annual fee to the sum of S/ 543,651.00 (Five Hundred Forty-Three Thousand Six Hundred Fifty-One and 00/100 Soles), plus IGV.

1.8. By means of Addendum VI, dated December 30, 2019, the parties agreed to extend the term of the Agreement until December 31, 2020, and to reduce the amount of the agreed annual fee to the sum of S/ 99,143.88 (Ninety-Nine Thousand One Hundred Forty-Three and 88/100 Soles), plus IGV.

1.9. By means of Addendum VII, dated December 30, 2020, the parties agreed to extend the term of the Agreement until December 31, 2021, and to modify the agreed annual fee to the sum of S/ 90,062.90 (Ninety Thousand Sixty-Two and 90/100 Soles), plus IGV.

1.10. By means of Addendum VIII, dated December 30, 2021, the parties agreed to extend the term of the Agreement until December 31, 2022, and to modify the agreed annual fee to the sum of S/ 89,537.00 (Eighty-Nine Thousand Five Hundred Thirty-Seven and 00/100 Soles), plus IGV.

1.11. By means of Addendum IX, dated December 30, 2022, the parties agreed to extend the term of the Agreement until December 31, 2023, and to modify the agreed annual fee to the sum of S/ 93,490.11 (Ninety-Three Thousand Four Hundred Ninety and 11/100 Soles), plus IGV.

1.12. By means of Addendum X, dated December 30, 2023, the parties agreed to extend the term of the Agreement until December 31, 2024, and to modify the amount of the agreed annual fee to the sum of S/ 157,010.97 (One Hundred Fifty-Seven Thousand Ten and 97/100 Soles), plus IGV.

1.13. By means of Addendum XI, dated December 30, 2024, the parties agreed to extend the term of the Agreement until December 31, 2025, and to modify the amount of the agreed annual fee to the sum of S/ 208,938.58 (Two Hundred Eight Thousand Nine Hundred Thirty-Eight and 58/100 Soles), plus IGV.

1.14. Through this Addendum, it is the intention of the parties to extend the term of the Agreement and to modify the amount of the agreed annual fee.

SECOND CLAUSE: EXTENSION OF THE TERM OF THE AGREEMENT

By this document, in accordance with the provisions of the Eighth Clause of the Agreement, the parties agree to extend the term of the Agreement until December 31, 2026.

THIRD CLAUSE: MODIFICATION OF THE AMOUNT OF THE ANNUAL REMUNERATION

3.1. By this document, pursuant to the provisions of the Seventh Clause of the Agreement, the parties agree to modify the amount of the annual remuneration to the sum of S/ 217,505.06 (Two Hundred Seventeen Thousand Five Hundred Five and 06/100 Soles), plus IGV.

3.2. In accordance with the Seventh Clause of the Agreement, the fee is set on the basis of a projected budget considering the number of hours dedicated by CPSAA personnel to the provision of the services; therefore, the amount indicated in section 3.1 may be adjusted based on the services actually executed.

FOURTH CLAUSE: EFFECTIVE DATE AND RATIFICATION OF THE CLAUSES OF THE AGREEMENT

The parties agree that the modification made to the Agreement through this addendum shall enter into force upon the signing of this document.

Furthermore, the parties ratify all terms and conditions of the Agreement that do not conflict with the provisions of this addendum, which shall remain in full force and effect, as well as all obligations assumed in the Agreement, giving their express consent to the modifications subject of this instrument, under the terms established herein.

In witness whereof, the parties sign this document in two counterparts of equal tenor and value, on the thirty (30) day of the month of December 2025.

(Signed)

p.p. CPSAA

Gabriela Ivy Dañino Sinclair

(Signed)

p.p. THE COMPANY

Ely Adriana Hayashi Hirahoka